UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 April, 2008 it purchased for cancellation 520,000 "B" Shares at a price of 1779.38 pence per share.

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,755,990,954.

As of 7 April 2008, 3,554,425,000 "A" Shares of Royal Dutch Shell plc
were in issue.

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Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 April, 2008 it purchased for cancellation 400,000 "B" Shares at a price of 1801.09 pence per share.

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,755,590,954.

As of 8 April, 2008 3,554,425,000 "A" Shares of Royal Dutch Shell plc
were in issue.

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Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 April, 2008 it purchased for cancellation 450,000 "B" Shares at a price of 1821.78 pence per share.

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,755,140,954.

As of 9 April, 2008 3,554,425,000 "A" Shares of Royal Dutch Shell plc
were in issue.

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Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 April, 2008 it purchased for cancellation 687,535 "B" Shares at a price of 1823.39 pence per share.

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,754,453,419

As of 10 April, 2008 3,554,425,000 "A" Shares of Royal Dutch Shell plc were in issue.

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Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 April, 2008 it purchased for cancellation 700,000 "B" Shares at a price of 1829.12 pence per share

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,753,753,419

As of 11 April, 2008 3,554,425,000 "A" Shares of Royal Dutch Shell plc were in issue.

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Buyback of Own Shares

Royal Dutch Shell plc  announces that on 14 April, 2008 it purchased for cancellation 442,000 "B" Shares at a price of 1810.64 pence per share.

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,753,311,419.

As of 14 April, 2008 3,554,425,000 "A" Shares of Royal Dutch Shell plc were in issue.

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Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 April, 2008 it purchased for cancellation 200,000 "A" Shares at a price of 23.21 euros per share. It further announces that on the same date it
purchased for cancellation 200,000 "A" Shares at a price of 1862.99 pence per share. It further announces that on the same date it purchased for cancellation
650,000 "B" Shares at a price of 1835.06 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,554,025,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,752,661,419.

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Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 April, 2008 it purchased for cancellation 250,000 "A" Shares at a price of 23.49 euros per share. It further announces that on the same date it
purchased for cancellation 160,000 "A" Shares at a price of 1888.67 pence per share. It further announces that on the same date it purchased for cancellation
500,000 "B" Shares at a price of 1856.33 pence per share.

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,752,161,419

As of 16 April, 2008 3,553,615,000 "A" Shares of Royal Dutch Shell plc were in issue.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 April, 2008 it purchased for cancellation 160,000 "A" Shares at a price of 23.65 euros per share.  It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1900.01 pence per share.  It further announces that on the same date it purchased for cancellation 750,000 "B" Shares at a price of 1871.91 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,553,255,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,751,411,419.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 April, 2008 it purchased for cancellation 100,000 "A" Shares at a price of 23.92 euros per share.  It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1901.58 pence per share.  It further announces that on the same date it purchased for cancellation 900,000 "B" Shares at a price of 1880.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,552,905,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,750,511,419.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 April, 2008 it purchased for cancellation 200,000 "A" Shares at a price of 24.16 euros per share.  It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1929.41 pence per share.  It further announces that on the same date it purchased for cancellation 700,000 "B" Shares at a price of 1902.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,552,505,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,749,811,419.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 April, 2008 it purchased for cancellation 200,000 "A" Shares at a price of 24.12 euros per share.  It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1929.14 pence per share.  It further announces that on the same date it purchased for cancellation 750,000 "B" Shares at a price of 1900.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,552,005,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,749,061,419.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 April, 2008 it purchased for cancellation 230,000 "A" Shares at a price of 24.31 euros per share.  It further announces that on the same date it purchased for cancellation 270,000 "A" Shares at a price of 1947.68 pence per share.  It further announces that on the same date it purchased for cancellation 700,000 "B" Shares at a price of 1915.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,551,505,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,748,361,419.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 24 April, 2008 it purchased for cancellation 250,000 "A" Shares at a price of 24.29 euros per share.  It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1936.06 pence per share.  It further announces that on the same date it purchased for cancellation 800,000 "B" Shares at a price of 1915.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,550,955,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,747,561,419.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 April, 2008 it purchased for cancellation 190,000 "A" Shares at a price of 24.49 euros per share.  It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1931.26 pence per share.  It further announces that on the same date it purchased for cancellation 850,000 "B" Shares at a price of 1918.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,550,465,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,746,711,419.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 April, 2008 it purchased for cancellation 250,000 "A" Shares at a price of 24.75 euros per share.  It further announces that on the same date it purchased for cancellation 220,000 "A" Shares at a price of 1946.70 pence per share.  It further announces that on the same date it purchased for cancellation 321,122 "B" Shares at a price of 1935.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,995,000 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,746,390,297.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 April, 2008 it purchased for cancellation 40,790 "A" Shares at a price of 2005.69 pence per share.  It further announces that on the same date it purchased for cancellation 125,240
"B" Shares at a price of 2002.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,746,265,057.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 April, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 2029.06 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,745,665,057.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 May, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 2003.77 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,745,165,057.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 May, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 2022.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,744,565,057.

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Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 May, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 2055.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,549,954,210 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,744,065,057.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 8 May 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary